

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 26, 2023

Michael Carlet
Chief Financial Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, NC 28273

>   **Re: Snap One Holdings Corp.**
>   **Form 10-K for the Fiscal Year Ended December 30, 2022**
>   **Filed March 15, 2023**
>   **File No. 001-40683**

Dear Michael Carlet:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 30, 2022

Exhibits 31.1 and 31.2 Section 302 Certifications, page 1

1.   We note that your Section 302 Certifications do not include paragraph 4(b) or the introductory language in paragraph 4 referring to internal control over financial reporting. Paragraph 4(b) should state that you have "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In light of the fact that this is the second Form 10-K you have filed since your IPO, it appears that this disclosure is required. Please amend your Form 10-K and Form 10-Q for the quarter ended March 31, 2023, to include revised certifications with this additional disclosure. Your amended filings should include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 Certifications. See Item 601(b)(31) of Regulation S-K and Question 246.13

of the SEC Staff's Regulation S-K Compliance & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing